

Mail Stop 4631

July 6, 2017

<u>Via E-Mail</u>
Kendall Bertagnole
President
Tribus Enterprises, Inc.
3808 N. Sullivan Rd. Building 13-D
Spokane Valley, WA 99216

> **Re:** **Tribus Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2017**
> **File No. 333-218683**

Dear Mr. Bertagnole:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no products, no arrangements for additional financing and nominal assets consisting primarily of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply

to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Registration Statement Front Cover Page

3. Please indicate by check mark that you are a smaller reporting company, in addition to being an Emerging Growth Company.

Calculation of Registration Fee table

4. Please clarify that you are registering common stock in your primary offering. We note disclosure that you are registering "shares for sale by Our company".

5. Please revise footnotes two and three to indicate that you are registering common stock under Rule 457(a) of the Securities Act of 1933, or advise. Rule 457(c) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee of the common shares in your initial public offering as there is no market for your common stock. Further, given that you are registering shares of common stock for resale, you should use Rule 457(a), rather than Rule 457(o), to calculate your registration fee. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rule Compliance and Disclosure Interpretations.

6. Throughout your prospectus, the description of the type of offering you intend to conduct is inconsistent. In this regard we note the following:

    *   Your cover page states that you are offering a minimum of 400,000 and a maximum of 8 million shares. However, risk factor disclosure on page 9 states that all proceeds from the sale of shares will be immediately available for use by the company. This is inconsistent with an offering that is subject to a minimum, and does not provide for any return of investors' funds if the minimum is not reached.

    *   Your plan of distribution section does not describe a best-efforts minimum-maximum offering. Instead, the disclosures in that section are more consistent with a shelf offering that may be conducted on a delayed basis with information about the details of a distribution to be included in a prospectus supplement at a later date. Note that you are not eligible to conduct a shelf offering under Rule 415(a)(x) because your securities are not eligible to be registered on Form S-3.

    *   If you intend to conduct a best efforts offering a continuous basis, it must be pursuant to Rule 415(a)((1)(ix). This means your offering must be commenced at or shortly after effectiveness and continue thereafter until it is terminated or the securities are sold. Also, you may only register an amount of securities which is reasonably expected to be sold within two years from the date of effectiveness.

Please revise your cover page, risk factors, plan of distribution and all other discussions of the offering to be accurate, consistent and in accordance with applicable Securities Act rules.

Prospectus Cover page

7. We note disclosure on page 12 that the primary offering is on a best-efforts basis. Please revise the cover page to clearly disclose that the primary offering is being conducted by the company on a best efforts, self-underwritten basis. Please also disclose who will offer the securities on the company's behalf and whether the company is relying on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act.

8. If the offering will be conducted on a minimum/maximum basis, please disclose any minimum purchase requirements of the shares offered by the company, the date the offering will end and whether you have made any arrangements to place the funds in an escrow, trust or similar account. If you have not made any such arrangements, please state this fact and describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

9. Please revise the offering price table to clearly disclose the total minimum and total maximum of the initial public offering proceeds. See Item 501(b)(3) of Regulation S-K.

10. We note disclosure in footnote one in the Offering Price table that estimated expenses includes payments of "any underwriting or placement commissions, discounts or expense". We also note disclosure on page 9 that you have not engaged a placement agent or broker. Please remove the references to underwriting or placement commissions, discounts or expenses, or advise.

Business Strategy, page 5

11. We note disclosure here regarding Tribus Innovation, LLC's "first product" and "initial product line". Please clearly disclose here and in your Business section that you have no revenue, no products for sale and disclose your accumulated deficit. Please revise your disclosure throughout your registration statement to make it clear that you have no products and you are referring to your intended products.

12. We note disclosure that you are "awaiting test results". Please clearly disclose when you expect to receive such results.

About This Offering, page 6

13. Please revise the reference to "units" here and in the "By Our Company" section on page 25, and elsewhere throughout the prospectus, since you are not registering units in this offering.

Risk Factors, page 6

We have a very limited operating history and our business plan . . ., page 6

14. We note disclosure that you "have not sold any substantial amount of products commercially" and disclosure on page 17 that you have no revenues. Please revise your disclosure to clearly state that you have no revenues.

We have limited sales and marketing experience . . ., page 7

15. We note the disclosure regarding your website. Please revise your disclosure to clearly discuss whether you currently have a functioning website or whether you are referring to an anticipated future website.

Our Officers and directors have conflicts of interest in that they have other time . . ., page 8

16. We note disclosure that your officers and directors do not devote their full working time to your business. Please disclose the percentage of time each of your officers and directors devote to your business.

Description of Business and Property, page 14

17. Your business section should discuss the market for your products and competitive environment. We note that you minimally address these items in your MD&A, but please elaborate in the business section. For example, we note your disclosure that there is "no competition" in the space of ratcheting flare nut wrenches. Clarify whether there is some other tool in common use, such as an ordinary ratchet or other wrench, that would compete with your product.

18. In several of your risk factors and MD&A you refer to your "licensed products." Please explain the nature of the licenses to which you refer in the business section. Clarify whether you expect to license the right to make the product from a third party or whether you expect to license others to use your products. If you have entered into any license agreement with respect to any product, please describe the material terms of the agreement and consider whether it is a material contract that should be filed as an exhibit to the registration statement.

Business Strategy, page 14

19. We note disclosure here that Tribus LLC was formed in April 2014 and on pages 16 and F-6 that Tribus LLC was formed December of 2015. Please revise to make your disclosures consistent.

20. Please describe your company history for the past three years, including the material terms of your acquisition of Tribus Innovations, LLC, and your current structure. Please briefly describe from whom you purchased Tribus Innovation, LLC. See Item 101(h) of Regulation S-K.

21. We note the disclosure of your "patent language" in the Management's Discussion and Analysis section on page 16. Please disclose here, in the Business Strategy section, any patents, including duration.

Plan of Operation, page 16

22. Please disclose the specific steps or milestones you expect to take, and their anticipated timeframe, in order to become operational.

Liquidity and Capital Resources, page 17

23. You state that you anticipate that you will receive proceeds through the offering sufficient to continue operations for at least the next twelve months. Please clarify the minimum amount of proceeds you believe would be necessary to continue operations for twelve months. Please also disclose how long you believe you could continue operations with no additional financing or revenue.

24. We note your statement that the company has a "short history of revenues". Based on the financial statements included in this filing, we do not believe the company has any history of revenues. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 19

25. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusions that Messrs. Bertagnole, Mills, and Ayala should serve as your Directors.

Description of Capital Stock, page 22

26. We note disclosure on page F-9 and Section 3 of your Certificate of Incorporation that the holders of the Series A preferred stock are entitled to 10 votes for each share held and each share is convertible into 10 shares of common stock at the discretion of the company's directors. Please revise to clearly provide information regarding your Series A and Series B preferred stock to enable investors to understand the limitations of the

registered common shares, including describing the dividend, liquidation and voting rights, the conversion rights into your common stock and the conversion procedures related thereto. See Item 202(a)(4) of Regulation S-K.

Limitations on Stockholder Actions, page 22

Disclosure of Commission Position on Indemnification . . ., page 27

Item 14. Indemnification of Directors and Officers, page II-1

27. We note that Section 7 of your Certificate of Incorporation states that indemnification will be provided under the laws of the State of Nevada; however, your disclosure states that your bylaws provide indemnification under the Washington Revised Statutes. Also, Article IX of your bylaws and your disclosure are not consistent. Please make your disclosure here and in the sections, Disclosure of Commission Position on Indemnification and Item 14, consistent with your bylaws and Certificate of Incorporation.

Selling Stockholders, page 23

28. Please revise to indicate the nature of any position, office or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

29. Please briefly discuss the transactions in which the selling stockholders acquired the shares registered for resale.

30. Please reconcile the number of shares you disclose as outstanding on May 1, 2017 (2,941,658 shares, which is equal to the number of shares registered for resale) with the number of shares you disclose as outstanding on June 1, 2017 in "Description of Capital Stock" on page 22 (5,541,658 shares).

Plan of Distribution, page 24
By Selling Stockholders, page 24

31. In the first paragraph, please clarify, consistent with your cover page and disclosure further down in this section, that selling shareholders will sell shares at a fixed price of $0.25 per share.

32. We note disclosure in the paragraph following the bullet points that selling shareholders may also sell under Rule 144. Please note that Rule 144(i) clarifies that Rule 144 is not available for the resale of securities issued by a shell company until 12 months after it has ceased being a shell company and has filed current Form 10 information with the

Commission reflecting its status as an entity that is no longer a shell company. Please revise to reflect these requirements.

<u>Item 16. Exhibits, page II-3</u>

33. Please revise to list the consent of counsel as Exhibit 23.2, and indicate that it is included in Exhibit 5.1. Refer to Item 601(b)(23) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
        Elaine A. Dowling, Esq.